

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2010

Mr. Josh Hirsberg
 Chief Financial Officer
BOYD GAMING CORPORATION
3883 Howard Hughes Parkway, Ninth Floor
Las Vegas, Nevada 89169

      Re: Boyd Gaming Corporation
            Form 10-K for fiscal year ended December 31, 2009
            File No. 1-12882

Dear Mr. Hirsberg:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    David R. Humphrey
                    Branch Chief